July 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 9 to the Registration Statement on Form S-1/A

Filed June 1, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 7, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 9,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 10 to the Registration Statement, filed on July 18, 2023 (“Amendment No. 10”). Amendment No. 10 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 10.

Securities and Exchange Commission

July 18, 2023

Risk Factors, page 63

1.

We note the revisions made in response to comment 4. However, we continue to note reference to investor revocation of elections on page 71, where you state “in connection with a Materially Adverse Amendment to the SPAR Rights Agreement during the SPAR Election Period, you must submit your vote on a timely basis in order for it to be counted, or for your choice to revoke an Election to have any effect.” We also note statements on pages 13, 69 and 105 that holders will “generally not be able to revoke” elections. Please reconcile these statements with the disclosure elsewhere in the prospectus that investors cannot revoke their election.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 14, 71, 73 and 107 to remove any references to investor revocation of elections.

Sponsor Warrants and Advisor Warrants, page 180

2.

We note the disclosure that “the Sponsor Warrants will be exercisable, in the aggregate, for up to 4.95% of the Public Shares that are outstanding as of the time immediately following the consummation of our business combination.” Please provide clear disclosure throughout that this 4.95% is of the total post combination company, including shares issued upon exercise of the SPARs, shares issued in forward purchase agreements, and shares issued to the target business or its shareholders. Please also clarify the distinction when discussing the 20% sponsor promote, which is typically 20% of the SPAC pre-business combination. Please also clarify when the sponsor warrants become exercisable after the business combination.

Response: We respectfully advise the Staff that we have revised the disclosure on pages i-ii, 20, 40, 54, 116-117, 125, 143-144, 171-172, 182, 184, F-13, F-14 and F-29 to address the Staff’s comments.

Valuation of Sponsor Warrants, page 182

3.

We partially reissue comment 5. Where you state that the Black Scholes valuation includes a spot price at the minimum exercise price of $10 per share, please revise your disclosure to clarify what is meant by the term spot price and briefly, how it is used in the valuation analysis for the sponsor warrants.

Response: We respectfully advise the Staff that we have revised the disclosure on page 184 to address the Staff’s comments regarding the spot price.

4.

We note your response to comment 8. Where you state that the company assumed a 30% concession rate as part of the valuation calculation, please clarify whether this means that the valuation was reduced by this amount, or explain how the concession rate otherwise impacted the valuation.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 185-186 to address the Staff’s comments regarding the concession rate’s impact on the valuation.

Securities and Exchange Commission

July 18, 2023

General

5.

Regarding your response to comment 1 from our letter of July 15, 2022, please ensure that you include an audited balance sheet that reflects having at least $5,000,001 in net tangible assets in a pre-effective amendment to the registration statement.

Response: We respectfully advise the Staff that we will include an audited balance sheet that reflects having at least $5,000,001 in net tangible assets.

Securities and Exchange Commission

July 18, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin
/s/ Gregory P. Patti, Jr.
Stephen Fraidin
Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE